SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: September 19, 2008
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES
EXHIBIT INDEX
EX-99.1: SIXTEENTH SUPPLEMENTAL INDENTURE
EX-99.2: SEVENTEENTH SUPPLEMENTAL INDENTURE
EX-99.3: EIGHTEENTH SUPPLEMENTAL INDENTURE
EX-99.4: NINETEENTH SUPPLEMENTAL INDENTURE
EX-99.5: TWENTIETH SUPPLEMENTAL INDENTURE

Sixteenth through Twentieth Supplemental Indentures
     Dated as of August 4, 2008, Navios entered into each of a Sixteenth Supplemental Indenture and Seventeenth Supplemental Indenture, and as of August 28, 2008 entered into an Eighteenth Supplemental Indenture, and as of September 18, 2008 entered into each of a Nineteenth Supplemental Indenture and Twentieth Supplemental Indenture in order to add each of Corsair Shipping Ltd., Rowboat Marine Inc., Beaufiks Shipping Corporation, Surf Maritime Co. and Pueblo Holdings Ltd., respectively, each a Marshall Islands corporation and an indirect subsidiary of Navios, as a guarantor to its Indenture dated December 18, 2006 providing for the issuance of its 9 1/2% Senior Notes due 2014.
     A copy of each of the Sixteenth Supplemental Indenture, Seventeenth Supplemental Indenture, Eighteenth Supplemental Indenture Nineteenth Supplemental Indenture and Twentieth Supplemental Indenture is furnished as Exhibit 99.1, 99.2, 99.3, 99.4 and 99.5 respectively, to this Report and is incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: September 19, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Sixteenth Supplemental Indenture dated as of August 4, 2008.

99.2	Seventeenth Supplemental Indenture dated as of August 4, 2008.

99.3	Eighteenth Supplemental Indenture dated as of August 28, 2008.

99.4	Nineteenth Supplemental Indenture dated as of September 18, 2008.

99.5	Twenteeth Supplemental Indenture dated as of September 18, 2008.